Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (dba WildBrain) (the “Company”)

5657 Spring Garden Road, Suite 505

Halifax, NS B3J 3R4

Item 2	Date of Material Change

December 5, 2019

Item 3	News Release

The news release was disseminated through Canada NewsWire and PR Newswire and filed on SEDAR and on Form 6-K with EDGAR on December 5, 2019.

Item 4	Summary of Material Change

The Company announced its intention to voluntarily delist from NASDAQ.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it notified the NASDAQ Stock Market LLC (“NASDAQ”) of its intention to voluntarily delist its common voting shares and variable voting shares (collectively, the “Shares”) from NASDAQ. The Company’s Shares will continue to trade on the Toronto Stock Exchange (“TSX”).

With the majority of its Shares trading on the TSX, the Company believes the costs and administrative requirements associated with maintaining a dual listing are not justified at this time. The decision to delist from NASDAQ is consistent with the Company’s previously announced cost saving efforts with a portion of these savings to be redeployed for investing in growth areas of the business

The Company plans to file a Form 25 with the Securities Exchange Commissions (the “SEC”) and expects that its Shares will cease trading on NASDAQ on or about December 24, 2019. Following its delisting from NASDAQ, the Company intends to voluntarily deregister its Shares in the U.S. and cease its public reporting obligations with the SEC. The Company’s Form 40-F for the fiscal year ended June 30, 2019 is expected to be its last publicly filed report with the SEC. WildBrain’s financial statements, press releases and other information will continue to be available on SEDAR at www.sedar.com and on its website at www.wildbrain.com.

Disclaimer

This report contains “forward-looking statements” under applicable securities laws with respect to the Company including, without limitation, statements regarding the Company’s strategic and operational plan, including the intention to delist from NASDAQ and deregister the Company’s Shares, as well as its reorganization activities, expected cost savings and use of such cost savings. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute its plan for delisting and registration and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact James Bishop – Acting General Counsel, +1 902 423 0260.

Item 9	Date of Report

December 12, 2019